SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

Optionable, Inc.
(Name of subject company)

Optionable, Inc.
(Name of person filing statement)

COMMON STOCK, $0.0001 PAR VALUE
(Including the associated preferred share purchase rights)
(Title of class of securities)

684006109
(CUSIP Number of class of securities)

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark’s Place, Suite 4
New York, New York 10003
(914) 773-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
David Amburgey, Esq.
Hand Baldachin & Amburgey LLP
8 West 40th Street
New York, New York 10018
(212) 956-9500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information

The name of the subject company is Optionable, Inc., a Delaware corporation (“Optionable” or the “Company”).  The address of the principal executive offices of the Company is 55 Saint Mark’s Place, Suite 4, New York, New York 10003.  The telephone number of the Company at its principal executive offices is (914) 773-1100.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the common stock, par value $0.0001 per share (each, a “Share”), of the Company (the “Common Stock”).  As of June 22, 2011 there were 52,428,203 Shares issued, of which 48,333,128 Shares were outstanding and 4,095,075 Shares were held with the treasury of the Company.

Item 2.   Identity and Background of Filing Person

(a)           Name and Address

The filing person is the subject company.  The Company’s name, business address and business telephone number are set forth in Item 1 above.

(b)           The Offer

This Statement relates to the offer by Mark Nordlicht (the “Purchaser”) to purchase each issued and outstanding Share for $0.035, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth below in the Offer to Purchase relating to the offer, dated June 13, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on June 13, 2011.

The purpose of the Offer as stated by the Purchaser in the Schedule TO is because the Purchaser wants to increase his ownership of Optionable’s outstanding Shares to the maximum extent possible pursuant to the Offer.  The Purchaser believes that Optionable has a valuable legal claim for damages against Bank of Montreal (“BMO”) and others, and that time is of the essence to initiate and preserve the claim.  The Purchaser also believes that initiating a legal action against BMO and others would involve significant legal costs and that Optionable may not have the ability to fully support the claims without raising additional capital.  The Purchaser states that he has sufficient resources to make such a capital investment in Optionable, but the Purchaser seeks to increase his ownership percentage of Optionable to justify any such investment he may make.

The Purchaser states in the Offer to Purchase that if the Offer is consummated that that there may not be a public trading market for the Shares, and Optionable may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly-held companies.

According to the Offer to Purchase, the Purchaser’s obligation to purchase Shares pursuant to the Offer is subject to a number of conditions, including the following:

●    Optionable's shareholders having validly tendered, and not withdrawn before the expiration of the Offer, a number of Shares that, together with Shares then owned by the Purchaser, would represent at least 10% of all of the outstanding Shares calculated on a fully-diluted basis after the consummation of the Offer;

●    the Purchaser being satisfied, in his sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer;

●    Optionable not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s ability to acquire Optionable or otherwise diminishing the expected value to the Purchaser of the acquisition of Optionable;

●    there not having been threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, before any court or governmental authority or agency, (i) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Purchaser, (ii) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transaction contemplated by the Offer, (iii) seeking to restrain or prohibit the exercise of the Purchaser’s full rights of ownership or operation by the Purchaser of all or any portion of the business or assets of Optionable, (iv) seeking to impose or confirm limitations on the ability of the Purchaser to effectively exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the Purchaser or his affiliates on all matters properly presented to Optionable’s stockholders, (v) seeking to require divestiture by the Purchaser or his affiliates of any Shares, (vi) seeking any material diminution in the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (vii) that otherwise, in the Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Optionable or the value of the Shares to the Purchaser;

●    there not having been any action taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to the Purchaser, the Offer or the acceptance for payment of or payment for Shares by any court, government or governmental authority or agency that, in the Purchaser’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of the preceding paragraph;

●    no change having occurred or been threatened (and no development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Optionable that, in the Purchaser’s reasonable judgment, is or may be materially adverse to Optionable, and the Purchaser shall not become aware of any facts that, in the Purchaser’s reasonable judgment, would have material adverse significance with respect to either the value of Optionable or the value of the Shares to the Purchaser;

●    there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on June 10, 2011, (iii) any change in the general political, market, economic or financial conditions in the United States that, in the Purchaser’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Optionable, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing as of the close of business on June 10, 2011, a material acceleration or worsening thereof;

●              (i) a tender or exchange offer for some or all of the Shares shall not have been publicly proposed to be made and shall have not been made by another person (including Optionable or any of its affiliates), and there shall not have been publicly disclosed, and the Purchaser shall not otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Optionable (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Optionable (including the Shares) other than as disclosed in a Schedule 13D or 13G on file with the SEC on June 10, 2011, (ii) no such person or group which, prior to June 10, 2011, had filed such a Schedule with the SEC shall have acquired or propose to acquire beneficial ownership of additional shares of any class or series of capital stock of Optionable, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Optionable constituting 1% or more of any such class or series, (iii) no person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Optionable and (iv) no person shall have made a public announcement reflecting an intent to acquire Optionable or any assets or securities of Optionable;

●    Optionable shall not have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on December 31, 2010, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Optionable, (v) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vi) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Optionable or any comparable event not in the ordinary course of business, (vii) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Optionable or the value of the Shares to the Purchaser, (viii) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser (including, in each case, in combination with any other event such as termination of employment or service), (ix) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Optionable, or the Purchaser shall have become aware of any such action which was not previously announced, (x) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Purchaser becomes aware that Optionable shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

●    the Purchaser shall not have become aware (i) that any material contractual right of Optionable has been impaired or otherwise adversely affected or that any material amount of indebtedness of Optionable has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or (ii) of any covenant, term or condition in any instrument or agreement of Optionable that, in the Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Optionable or the value of the Shares to the Purchaser (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by the Purchaser);

●    the Purchaser shall not have entered into a definitive agreement or announced an agreement in principle with Optionable providing for the purchase of securities or assets of Optionable, and the Purchaser and Optionable shall not reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

●    Optionable shall not have (i) granted to any person proposing a merger or other business combination with or involving Optionable or the purchase of securities or assets of Optionable any type of option, warrant or right which, in the Purchaser’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of Optionable or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

●    all required approvals, permits, authorizations, extensions, actions or non-actions, waivers or consents of any governmental authority or agency shall have been obtained on terms satisfactory the Purchaser and any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall have expired.

The Offer to Purchase states that the foregoing conditions are for the sole benefit the Purchaser, may be asserted by the Purchaser in his sole discretion, regardless of the circumstances giving rise to any such conditions, and may be waived by the Purchaser in whole or in part at any time and from time to time prior to the expiration date of the Offer, subject to applicable law.  In the Offer to Purchase, the Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer.

As set forth in the Offer to Purchase, the principal executive offices of the Purchaser are located at 152 West 57th Street, Fourth Floor, New York, New York 10019.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates or (ii) the Purchaser or any of its affiliates, on the other hand.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a)           Relationship with the Purchaser

 The Offer to Purchase states that, as of June 13, 2011, the Purchaser was the beneficial owner of 4,595,075 Shares.  The Purchaser was previously the Chairman of the Company.

On April 10, 2009, NYMEX Holdings, Inc. (now CME Group NYMEX, Inc., “NYMEX”) filed a complaint (the “NYMEX Litigation”) against the Company, its former President (who is currently a director) Edward O’Connor, its former Chief Executive Officer Kevin Cassidy and the Purchaser in the United States District Court for the Southern District of New York.  The complaint claims that all defendants are liable for securities fraud and common-law fraud, aiding and abetting common-law fraud, negligent misrepresentation, and breach of warranty in connection with an April 2007 transaction in which the individual defendants (who were officers and directors of the Company at the time) sold beneficially owned shares of the Company to NYMEX, and the Company issued NYMEX warrants (the “Warrants”) for the purchase of additional shares (the “NYMEX Transaction”).  The complaint seeks rescission, compensatory damages of at least $28.5 million, and/or punitive damages of $28.5 million.

On August 28, 2009, BMO filed a complaint (the “BMO Litigation”) against the Company and other defendants in the United States District Court for the Southern District of New York.  The other defendants include former Company employees Scott Connor and Ryan Woodgate, former Chief Executive Officer Kevin Cassidy, the Purcahser, and former President (and current director) Edward O’Connor, as well as MF Global Inc. and one of its employees.  The complaint claims that the Company is liable for fraud, aiding and abetting fraud, negligent misrepresentation, aiding and abetting breach of fiduciary duty, and breach of contract.  It demands compensatory and punitive damages in an undetermined amount, including indemnification from the Company for certain of BMO’s trading losses and attorneys’ fees.

On December 7, 2009, Scott Connor, a co-defendant in the BMO action, filed cross-claims against the Company and other co-defendants in the United States District Court for the Southern District of New York.  Mr. Connor claims rights to indemnity and contribution from the Company for any liability he may have to BMO.  He also lays claims of breach of contract, quantum meruit, and unjust enrichment, on the basis of an allegation that the Company failed to pay him the full amount of salary and commissions that was due to him for 2007.

Except as described below, the Purchaser has not had any business relationship or transaction with Optionable or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Since 2007, Optionable reimbursed to the Purchaser, its former Chairman, or paid directly to his legal counsel, approximately $695,187 for the Purchaser’s legal fees relating to certain legal actions.  The advances have not been collateralized.

Pursuant to a resolution adopted by the Company’s Board of Directors (the “Board”), payments by the Company pursuant to its indemnification obligations with respect to the NYMEX Litigation, the CFTC Litigation (as defined below) and the BMO Litigation have been capped at an amount equal to $40,000 per month per indemnitee (including the Purchaser and Edward O’Connor).

Optionable and the Purchaser entered into a Settlement and Voting Agreement, dated February 26, 2009 (the “Settlement and Voting Agreement”) relating to the repayment of a promissory note with an outstanding balance of $5,044,509.90 (the “Note”).  Under the Settlement and Voting Agreement, Optionable paid the Purchaser $2.5 million in full satisfaction of all of Optionable’s obligations under the Note.  In addition, the Purchaser sold to Optionable 4,095,075 shares of Common Stock in Optionable for $75,000 and agreed to not transfer his remaining shares or acquire any more securities in Optionable for a period of 18 months.  The Purchaser also agreed not to solicit any proxies in opposition to Optionable’s Board for a period of 18 months and agreed to vote his shares in accordance with the recommendation of the Board, or deliver his proxy to the Board’s designee, for all matters submitted for approval to Optionable’s stockholders during that period.  He further granted Optionable’s Board an irrevocable proxy for the stockholder meeting on March 31, 2009.  The Settlement and Voting Agreement made provision for the payment to the Purchaser of approximately $98,000 for the reimbursement of his legal fees in connection with litigation against the Purchaser in his former capacity as an officer and director of Optionable.  The Settlement and Voting Agreement provides that the Company shall not amend its by-laws (the “Bylaws”) or certificate of incorporation (the “Charter”) in a manner that would adversely affect the Purchaser’s right to such indemnification.  The Settlement and Voting Agreement includes a clawback provision providing for rescission of the settlement payment upon certain specified events.  The Settlement and Voting Agreement is filed as Exhibit (e)(1) to this Statement, and incorporated herein by reference.

On April 10, 2007, Optionable, the Purchaser, Kevin Cassidy, Optionable’s former Vice Chairman and Chief Executive Officer, Edward O'Connor, Optionable’s former President and a director, and NYMEX entered into a definitive stock and warrant purchase agreement (the “Purchase Agreement”) documenting the NYMEX Transaction.

Pursuant to the terms of the Purchase Agreement, the Purchaser sold to NYMEX, 7,000,000 shares of Optionable Common Stock, while Mr. Cassidy and Mr. O’Connor sold 1,905,000 shares and 1,853,886 shares, respectively, of Optionable Common Stock to NYMEX.  This aggregate of 10,758,886 shares of Common Stock represented 19% of the then outstanding shares of Common Stock on a fully diluted basis (without giving effect to the Warrants, which have expired).  The purchase price paid by NYMEX was $2.69 per share.  The Purchase Agreement is filed as Exhibit (e)(2) to this Statement, and incorporated herein by reference.

In connection with the consummation of the transaction contemplated by the Purchase Agreement, Optionable and the parties to the Purchase Agreement entered into an Investor Rights Agreement, also dated April 10, 2007 (the "Investor Rights Agreement"), pursuant to which, for so long as NYMEX owned at least 5,379,443 shares of Common Stock:

(i)             NYMEX is entitled to designate (but currently has not done so) one person (reasonably acceptable to Optionable) that Optionable is required to nominate as a member of the Board (the “Investor Director”);

(ii)            the Purchaser and Messers. Cassidy and O’Connor are required to vote their shares in favor of the election of the NYMEX designee as one Optionable’s directors;

(iii)           NYMEX is required to vote its Shares in favor of each individual nominated for election as a member of Optionable’s Board by the Board, by the Nominating Committee of the Board or by such other ad hoc committee as may be acting in such nominating role;

(iv)           subject to certain permitted threshold amounts, the consent of the Investor Director (which may not be unreasonably withheld) is required before Optionable may take certain actions, including (1) issuances of shares of a class of stock ranking senior to the Common Stock, (2) acquisitions of businesses or assets, (3) entry into related party transactions, (4) the declaration or payment of dividends or distributions on or with respect to, or the redemption of, capital stock or the issuance of debt and (5) entry into any business which is not similar, ancillary or related to any of the businesses in which Optionable is engaged;

(v)           each of the Purchaser and Messrs. Cassidy and O’Connor and NYMEX have certain rights of first refusal to purchase or subscribe for their pro rata percentage of shares in certain subsequent sales or other transfers or dispositions by Optionable of Common Stock and/or certain other securities convertible into or exchangeable for Common Stock;

(vi)           each of the Purchaser and Messers. Cassidy and O’Connor and NYMEX have certain rights of first refusal with respect to proposed sales of Optionable’s Common Stock by each of the others; and

(vii)          before they may accept any offer by an independent third party to acquire 50% or more of the total voting power of Optionable’s Common Stock, the Purchaser and Messers. Cassidy and O’Connor and Optionable are required to provide notice of such offer to NYMEX and permit NYMEX a period of 10 days to make its own offer.

The Investor Rights Agreement is filed as Exhibit (e)(3) to this Statement, and incorporated herein by reference.

(b)           Arrangements between Optionable and its Directors and Executive Officers

(i)           Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the Offer Price on the same terms and subject to the same conditions as the Company’s other shareholders.  As of June 24, 2011, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 4,659,130 Shares. If such directors and executive officers were to tender all of such Shares pursuant to the Offer and each Share was exchanged for the Offer Price, such directors and executive officers would receive an aggregate of approximately $163,069.

As of June 24, 2011, Optionable’s directors and executive officers held options to purchase an aggregate of 1,600,000 Shares, with exercise prices ranging from $0.02 to $0.025 and an aggregate weighted average exercise price of $0.021 per share, 567,500 of which were vested and exercisable as of that date. Any Optionable stock options held by Optionable’s directors and executive officers were issued pursuant to the 2004 Stock Option Plan as amended by the First Amendment to the 2004 Stock Option Plan (as amended, the “Stock Plan”), filed as Exhibits (e)(4) and (e)(5), respectively, to this Statement, and incorporated herein by reference. The Offer, if consummated, would constitute a Change of Control (as defined below) for purposes of the 2004 Stock Option Plan, and the executive officers will be entitled to immediate acceleration and full vesting of any stock options they have held for a full year upon such change of control.  For purposes of this Schedule, we have assumed that the Offer, if consummated, would constitute a Change of Control.

The following table summarizes, with respect to each of the Company’s directors and executive officers set forth on Annex A hereto, the aggregate, positive difference in value between $0.035 and the per share exercise prices (the “Spread Value”) of the vested and unvested options to purchase Shares held by such directors and executive officers as of June 24, 2010:

Name	Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Shares Subject to Vested Options (#)	Aggregate Spread Value of Unvested Options ($)
Brad O’Sullivan	455,000	6,825	145,000	2,175
Matthew Katzeff	417,500	6,263	132,500	1,988
Andrew Samaan	80,000	1,200	270,000	2,800
Edward O’Connor	80,000	1,200	20,000	300

(ii)           Potential Severance and Change in Control Benefits

All options granted to directors and executive officers under the Stock Plan would vest if the Offer, as consummated, constitutes a “Change of Control”.  For this purpose, a “Change of Control” means the acquisition, directly or indirectly, by any Person of ownership of, or the power to direct the exercise of voting power with respect to, a majority of the issued and outstanding voting shares of the Company.  For this purpose, a “Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.  For purposes of this Schedule, we have assumed that the Offer, if consummated, would constitute a Change of Control and that all options held by directors and executive officers would vest as of such consummation.

(iii)           Director Compensation

A majority of the directors’ compensation is in the form of stock options with an exercise price of each option equal to the closing price of Shares on the date of grant. The Company also reimburses its non-employee directors for their out-of-pocket expenses incurred in connection with attendance at Board, committee and stockholder meetings, and other company business.

The Company issued a letter (the “O’Sullivan Employment Letter”) dated in May 2010 to Brad O’ Sullivan, a director and the Chief Executive Officer of Optionable, with respect to certain compensation matters.  The O’Sullivan Employment Letter provides that Mr. O’Sullivan’s annual compensation (pro rated from May 17, 2010 for the 2010 calendar year) for serving on the Board will be $25,000 paid in 12 equal monthly installments through the Company's normal payroll system.  The O’Sullivan Employment Letter is filed as Exhibit (e)(6) to this Statement, and incorporated herein by reference.

The Company issued a letter, dated January 15, 2009 (as amended, the “Samaan Letter Agreement”), to Andrew Samaan, a director of Optionable, with respect to certain compensation matters.  The Samaan Letter Agreement provides that Mr. Samaan’s annual compensation for serving on the Board will be $50,000 paid in 12 equal monthly installments.  The Samaan Letter Agreement is filed as Exhibit (e)(7) to this Statement, and incorporated herein by reference.

Matthew Katzeff, Optionable’s Chief Financial Officer, receives $25,000 in annual compensation for his services as a director.

In 2010, the only compensation received by directors for their service as directors is cash in an aggregate amount of $66,318.  In 2011, directors have received $45,833 in cash for their service as directors.

Please see Item 11- “Executive Compensation” of the Company’s Form 10-K for the period ended December 31, 2010, filed with the SEC on April 4, 2011, and filed as Exhibit (e)(8) to this Schedule and incorporated herein by reference.

(iv)           Indemnification of Officers and Directors

Edward O’Connor, a former officer and current director of the Company is a party to the NYMEX Litigation and the BMO Litigation, as well as the CFTC Litigation and the SEC Matter (each as defined and more fully described below under “—Edward O’Connor”).  The Company has taken the position that in accordance with its Charter and Bylaws and the Separation Agreement (as defined below), Mr. O’Connor is indemnified by the Company for his fees and expenses incurred in defending such claim.  The Company has reimbursed Mr. O’Connor approximately $1,263,846 in such fees and expenses since 2007.

Pursuant to a resolution adopted by the Company’s Board, payments by the Company pursuant to its indemnification obligations with respect to the NYMEX Litigation, the CFTC Litigation, the BMO Litigation and the SEC Matter have been capped at an amount equal to $40,000 per month per indemnitee (including the Purchaser and Edward O’Connor).

Section 145 of the DGCL permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, in which case court approval must be sought for indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Company’s Bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and the Company has purchased such insurance.

Optionable’s Charter provides that (a) no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing therein shall eliminate or limit the liability of any director (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”) or (iv) for any transaction from which the director derived an improper personal benefit and (b) the Company shall, to the full extent permitted by the DGCL (as the same now exists or may hereafter be amended) indemnify each of the officers and directors of the Company, and may, in the discretion of the Board, indemnify any and all other persons whom it shall have power to indemnify from and against all expenses, costs, liabilities and other matters.  Section 174 of the DGCL provides for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions.

Optionable’s Bylaws provide that the Company shall indemnify all persons to the full extent permitted, and in the manner provided, by the DGCL, as the same now exists or may hereafter be amended.

Optionable has also entered into an Indemnification Agreement, dated May 2010, with each of Mr. O’Sullivan and another director, Andrew Samaan and an Indemnification Agreement, dated July 2010, with Mr. Katzeff (each, an “Indemnification Agreement”).   For puposes of this paragraph each of Mr. O’Sullivan, Mr. Samaan and Mr. Katzeff shall be referred to as “Agent”).  Subject only to the exclusions described in this paragraph, pursuant to the Indemnification Agreements, the Company agrees to hold harmless and indemnify Agent: (i) against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines and amounts paid settlement and any other amounts that Agent becomes legally obligated to pay because of any claim or claims made against or by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitration, administrative or investigative (including an action by or in the right of the Company) to which Agent is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that Agent is, was or at any time becomes a director, officer, employee or other agent of the Company, or is or was serving or at any time serves at the request of the Company as a director, officer, employee or other agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; and (ii) otherwise to the fullest extent as may be provided to Agent by the Company under the non-exclusivity provisions of the DGCL and of the Bylaws.  No indemnity pursuant to the Indemnification Agreements shall be paid by the Company:  (a)  on account of any claim against Agent for an accounting of profits made from the purchase or sale by Agent of securities of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory law; (b) on account of Agent's conduct that was knowingly fraudulent or deliberately dishonest or that constituted willful misconduct; (c)  on account of Agent's conduct that constituted a breach of Agent's duty of loyalty to the Corporation or resulted in, any personal profit or advantage to which Agent was not legally entitled; (d)  for which payment is actually made to Agent under a valid and collectible insurance policy or under a valid and enforceable indemnity clause, bylaw or agreement, except in respect of any excess beyond payment under such insurance, clause, bylaw or agreement; (e) if indemnification is not lawful (and, in this respect, both the Company and the Agent have been advised that the SEC believes that indemnification for liabilities arising under the federal securities laws is against public policy and is, therefore, unenforceable and that claims for indemnification should be submitted to appropriate courts for adjudication); or (f)  in connection with any proceeding (or part thereof) initiated by Agent, or any proceeding by Agent against the Company or its directors, officers, employees or other agents, unless (A) such indemnification is expressly required to be made by law, (B) the proceeding was authorized by the Board, (C) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL, or (D) the proceeding is initiated in order to enforce Agent’s rights under its respective Indemnification Agreement.  Agent shall be entitled under the Indemnification Agreement to indemnification by the Company for a portion of the expenses (including attorneys' fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts that Agent becomes legally obligated to pay in connection with any action, suit or proceeding even if not entitled hereunder to indemnification for the total amount thereof, and the Company shall indemnify Agent for the portion thereof to which Agent is entitled.  The Indemnification Agreements are filed as Exhibit (e)(9) and (e)(10) to this Statement, and incorporated herein by reference.

Pursuant to a Separation Agreement, dated as of January 28, 2009 (the “Separation Agreement”), between the Company and Edward O’Connor, a former officer and a current director of Optionable, in connection with his resignation of President of the Company and in exchange for mutual releases and other consideration, Mr. O’Connor agreed to give reasonable cooperation, at the Company's request, in any pending or future litigation, regulatory proceeding or arbitration brought against the Company or any of its affiliates and in any investigation the Company or any of its affiliates may conduct.  Mr. O’Connor is to be reimbursed for all time spent, after January 28, 2009, at an hourly rate of $500 per hour. The Company is to reimburse Mr. O’Connor for all expenses reasonably incurred by him in compliance with such cooperation.  The Company agreed to cause its employees, officers, directors, agents and other representatives to give reasonable cooperation, at Mr. O’Connor’s request, in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal investigative or other), whether instituted by the any governmental agency, the NASD, NYSE, SEC, stockholder of the Company, or any other party, or any inquiry or investigation that Mr. O’Connor in good faith believes might lead to the institution of any such action, suit or proceeding (“Claims”) brought against Mr. O’Connor.  The Company shall, to the fullest extent permitted by applicable law, indemnify Mr. O’Connor if he is, or is threatened to be, made a party to any threatened, pending or completed Claim, by reason of the fact that he is or was, a director or officer of the Company, or is or was serving, as a director, officer or trustee of, or in a similar capacity with, another Company, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Mr. O’Connor in connection with such action, suit or proceeding and any appeal therefrom.  The Company shall pay in advance of the final disposition of such matter any expenses (including reasonable attorneys’ fees) incurred by Mr. O’Connor in defending a civil, criminal, regulatory, administrative or investigative action, suit, proceeding or investigation or any appeal therefrom.  The Company shall not indemnify Mr. O’Connor if he is seeking indemnification in connection with a proceeding (or part thereof) initiated by him (other than as a cross-claim, counterclaim or third party claim or to enforce or defend his rights under this Agreement) unless the initiation thereof was approved by the Board of the Company.  The indemnification rights provided in the Separation Agreement (i) shall not be deemed exclusive of any other rights to which Mr. O’Connor may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of his heirs, executors and administrators. The Company shall maintain, at all times from the effective date of the Separation Agreement and thereafter so long as Mr. O’Connor shall be subject to any possible Claim, by reason of the fact that Mr. O’Connor was serving as either an officer or a director of the Company, liability insurance (such as Directors’ and Officers’ liability insurance) of such scope and coverage amounts as the Company certifies to Mr. O’Connor is sufficient to reasonably ensure that it will be able to fully honor its indemnification obligations to Mr. O’Connor under the Separation Agreement and any similar right that Mr. O’Connor may have under the Company’s bylaws or under applicable law.  The Separation Agreement is filed as Exhibit (e)(11) to this Statement, and incorporated herein by reference.

(v)           Edward O’Connor

Edward O’Connor is a party to the Separation Agreement. See Item 3 – “Past Contacts, Transactions, Negotiations and Agreements – Indemnification of Officers and Directors”.

Certain rights and restrictions contained in the Investor Rights Agreement are applicable to Edward O’Connor, a former officer and current director of the Company.  Edward O’Connor is a defendant in the both the NYMEX Litigation and the BMO Litigation.  See Item 3 – “Past Contacts, Transactions, Negotiations and Agreements – Relationship with the Purchaser”.

Additionally, On November 18, 2008, the Commodity Futures Trading Commission (“CFTC”) filed a complaint (the “CFTC Litigation”) in the United States District Court for the Southern District of New York, against the Company, former employees of the Company, including its former Chief Executive Officer, Kevin Cassidy, and its former President (currently a director), Edward O’Connor, and two former employees of BMO, David Lee and Robert Moore.  The CFTC claims that the Company is liable for violations of Section 4c(b) of the Commodity Exchange Act (“CEA”) and CFTC Regulations 33.10(a),(b) and (c).  The CFTC seeks a permanent injunction restraining and enjoining the Company and other defendants from directly or indirectly violating these provisions.

In November 2008, the SEC asserted claims against Mr. O’Connor charging him with violations of Section 10(b) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and Rule 10b-5 promulgated thereunder, as well as Section 17(a) of the Securities Act of 1933, as amended.  The SEC also asserted claims against Mr. O’Connor under Section 13(b)(5) of the Exchange Act and Rule 13b-2-1 promulgated thereunder for causing falsification of BMO’s and Optionable’s books and records.  Finally, the SEC asserted claims under Rule 13b2-2 for misstatements to Optionable’s auditors and Rule 13a-14 for misstatements in signed certifications.  In the alternative, pursuant to Section 20(c) of the Exchange Act, the SEC charged Mr. O’Connor with aiding and abetting certain other parties’ primary violations of Section 10(b) and Rule 10b-5.  These claims and charges are collectively referred to herein as the “SEC Matter”.

Pursuant to the Master Services Agreement, dated as of April 1, 2004 (as supplemented by Addendum No. 1 thereto and amended by Amendment Number 1 thereto, the “MSA”), Edward O’Connor is entitled to a payment of $508,697 (the “Principal Amount”), plus interest, if applicable, upon the following terms.  In the event that the Company secures financing of at least $1,000,000 (the “Capital Raise”), Mr. O’Connor will be entitled to a payment equal to the lesser of (i) 12.5% of the Capital Raise, (ii) $381,250, and (iii) any unpaid Principal Amount.  In the event that upon a Capital Raise, the entire Principal Amount has not been repaid, then Mr. O’Connor shall be issued a promissory note (the “O’Connor Note”) in the principal amount of any then unpaid Principal Amount remaining after the payments described in the preceding sentence.  The O’Connor Note shall be due and payable on April 1, 2014 and shall bear interest at a rate of 4.68% annually.  In the event that no Capital Raise shall have occurred prior to April 1, 2014, then the unpaid Principal Amount shall be due and payable as of such date. The original MSA, the Addendum thereto and the Amendment thereto are filed as Exhibits (e)(12), (e)(13) and (e)(14), respectively, to this Statement, and incorporated herein by reference.

Item 4.   The Solicitation or Recommendation

(a)           Recommendation of the Board of Directors

The Board is not making a recommendation with respect to the Offer at this time.  The Board may or may not amend this Statement to make a recommendation with respect to the Offer.

Pursuant to an engagement letter dated June 19, 2011 (the “Engagement Letter”), the Company formally retained the investment banking and financial advisory firm, Brean Murray Carret & Co., LLC (“Brean Murray”), to, among other things, render an opinion to the Company as whether the consideration proposed to be paid by the Purchaser in the Offer is adequate (the “Opinion”).  Brean Murray would receive a fee of $50,000 for such Opinion if an Opinion is delivered.  As part of the Engagement Letter, the Company also retained Brean Murray to be its investment banker for a period of one (1) year pursuant to which the Company would pay Brean Murray customary fees for delivering a fairness opinion for certain strategic transactions and for acting as the Company’s investment banker in connection with certain acquisition and merger transactions and equity financings.

As previously disclosed by the Company in its filings with the SEC, the Company’s management is seeking out possible business transactions and new business relationships in areas unrelated to brokerage services.  There are no assurances that the Company would be able to consummate any such business transaction or relationship.

Given the timing of the Offer and the inherent uncertainty associated with consummating any transaction before the signing of a definitive agreement for such transaction, the Board is not in a position to make a recommendation to the Company’s shareholders as to whether they should tender their Shares to the Purchaser at the Offer Price of $0.035 per Share or not tender their Shares.  Accordingly, each shareholder of the Company should make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors, as described above, and any other factors that the shareholder deems relevant to its investment.

To the best knowledge of the Company, no executive officer, director or affiliate of the Company who owns Shares presently intends to tender in the Offer any Shares that he or she owns of record or beneficially, including Shares, if any, that he or she may have the right to purchase by exercising stock options.

 If you have tendered your Shares, you can withdraw them.  For assistance in withdrawing your Shares, please contact your broker or Matthew Katzeff, at the address, phone number or email address below.

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark’s Place, Suite 4
New York, New York 10003
(914) 773-1100

(b)           Background

On February 25, 2011, the Purchaser presented the Company with a non-binding term sheet (the “Term Sheet”) proposing a sale of units to the Purchaser in exchange for $1,500,000.  Each unit was priced at $0.02.  Each unit consisted of one share of Common Stock and a three-year warrant to purchase one share of Common Stock at an exercise price of $0.04.  The Term Sheet was never signed by either the Purchaser or the Company.

On June 13, 2011, the Board convened a telephonic meeting to discuss the Offer.  All Board members were present on the call.  Also present were attorneys from Hand Baldachin & Amburgey LLP (“HBA”), the Company’s counsel.   HBA provided an overview of the Board’s responsibilities in considering matters such as the Offer.  The Board discussed the Offer and the manner in which to proceed in order to enhance shareholder value.  The Board was updated about the progress of, and discussed, a strategic transaction it continues to explore.  The purposes and motives of the Purchaser in making the Offer were also discussed.  The Board determined that contact should be made with the Purchaser in order ascertain such purposes and motives in order to formulate a response to the Offer with as much information as possible.  The Board authorized the Company to engage Delaware counsel in order to obtain further advice on matters of Delaware law as they relate to the rights of shareholders and the fiduciary obligations of directors.  The Board discussed the advisability of engaging a financial advisor in order to assist the Board in formulating a recommendation with respect to the Offer.

On June 15, 2011, the Board convened a telephonic meeting to discuss the Offer.  All Board members were present on the call.  Also present were attorneys from HBA.  The Board was updated about the progress of, and discussed, a strategic transaction it continues to explore.  The Board was updated about the progress of engaging a financial advisor to assist the Board in making a recommendation with respect to the Offer and exploring strategic alternatives.  It was unanimously determined that the Company should actively seek to engage Brean Murray.  Discussions took place regarding the purposes and motives of the Purchaser in making the Offer.  The Board reaffirmed the importance of attempting to meet with the Purchaser.

On June 18, 2011, the Board convened a telephonic meeting to discuss the Offer.  All Board members were present on the call.  Also present were attorneys from HBA.  The Board was updated about the progress of, and discussed, a strategic transaction it continues to explore.  The Board was updated about the progress of engaging a financial advisor to assist the Board in making a recommendation with respect to the Offer and exploring strategic alternatives.  The Board was advised about the final negotiations with Brean Murray and was advised that an engagement letter would be executed on June 19, 2011.  See “—Recommendation of the Board of Directors”.  Further discussion was tabled pending the commencement of Brean Murray’s financial advisory services and a meeting with the Purchaser scheduled for June 21, 2011 upon the Purchaser’s return to the United States from travels abroad.

On June 21, 2011, representatives of the Company met with the Purchaser.  The stated rationale for making the Offer, namely the prosecution of a claim by the Company with respect to the BMO Litigation, was discussed.  No definitive alternative to the Offer was proposed by either the Purchaser or the Company.

On June 23, 2011, the Board convened a telephonic meeting to discuss the Offer.  All Board members were present on the call.  Also present were attorneys from HBA.  The Board was updated about the progress of, and discussed, a strategic transaction it continues to explore.  The Board was advised about the status of work conducted by Brean Murray.  The Board determined to make no recommendation with respect to the Offer and approved a draft Schedule 14D-9 for filing with the SEC.

Item 5.   Persons/Assets Retained, Employed, Compensated or Used

See “Item 4—The Solicitation or Recommendation”.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.   Interest in Securities of the Subject Company

No discretionary transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.   Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company’s Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.   Additional Information

(a)           Delaware Corporation Law

The Company is incorporated under the laws of the State of Delaware.

(b)           Appraisal rights.

Under the DGCL, no appraisal rights are available in connection with the Offer.

(c)           Regulatory Approvals

Except as set forth herein, Optionable is not aware of any licenses or regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares in the Offer.  In addition, the Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares.

The Company is incorporated under the laws of the State of Delaware.  In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.  According to the information available to the Company, upon commencement of the Offer, the Purchaser is not an interested stockholder.  Accordingly, to the Company’s knowledge, Section 203 is inapplicable to the Offer.

Item 9.   Exhibits

The following Exhibits are filed herewith:

Exhibit
No.	Description

(e)(1)
Settlement and Voting Agreement between Optionable, Inc. and Mark Norlicht dated as of February 26, 2009 (incorporated by reference to the Company’s Current Report on Firm 8-K dated as of February 27, 2009)

(e)(2)
Stock and Warrant Purchase Agreement, dated April 10, 2007, by and among Optionable, Inc., NYMEX Holdings, Inc., Mark Nordlicht, Kevin Cassidy through Pierpont Capital, Inc. and Edward O'Connor through Ridgecrest Capital, Inc. (portions of this exhibit are subject to a confidential treatment request) (incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007)

(e)(3)
Investor Rights Agreement, dated April 10, 2007, by and among Optionable, Inc., NYMEX Holdings, Inc., Mark Nordlicht, Kevin Cassidy and Edward O'Connor. (incorporated by reference to  the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007)

(e)(4)	Optionable, Inc. 2004 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, file number 333-129853, as filed on November 21, 2005)

(e)(5)	First Amendment to 2004 Stock Option Plan (incorporated by reference to the Company's Current Report on Form 8-K, dated as of March 4, 2011)

(e)(6)	Employment Letter dated May 17, 2010 with respect to compensation to Brad P. O’Sullivan (incorporated by reference to the Company’s Current Report on Form 8-K dated as of July 2, 2010)

(e)(7)	Letter Agreement dated as of January 15, 2009 with respect to compensation to Andrew Samaan (incorporated by reference to the Company’s Current Report on Form 8-K dated as of February 2, 2009)

(e)(8)	Company’s Annual Report on Form 10-K dated as of March 31, 2011

(e)(9)	Indemnification Agreement, by and between Optionable, Inc. and Brad P. O’Sullivan (incorporated by reference to the Company's Current Report on Form 8-K, dated as of July 2, 1010)

(e)(10)	Indemnification Agreement, by and between Optionable, Inc. and Andrew Samaan (incorporated by reference to the Company's Current Report on Form 8-K, dated as of July 2, 1010)

(e)(11)	Separation Agreement between Optionable, Inc. and Edward J. O’Connor dated as of January 28, 2009 (incorporated by reference to the Company’s Current Report on Form 8-K dated as of February 2, 2009)

(e)(12)
Master Services Agreement with Capital Energy Services LLC dated April 1, 2004 including the Consulting Agreement as a part thereof and Addendum, dated October 7, 2004 (incorporated by reference to the Company’s Registration Statement on Form SB-2 dated as of December 22, 2004)

(e)(13)	Addendum to Master Services Agreement (incorporated by reference to the Company’s Registration Statement on Form SB-2 dated as of December 22, 2004)

(e)(14)	Amendment to Master Services Agreement (incorporated reference to the Company's Current Report on Form 8-K, dated as of April 10, 2006)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OPTIONABLE, INC.

	By:	/s/ Brad O’Sullivan
Brad O’Sullivan
Chief Executive Officer

Dated: June 24, 2011

ANNEX A

Directors

Brad O’Sullovan

Matthew Katzeff

Andrew Samaan

Edward O’Connor

Executive Officers

Brad O’Sullivan*

Matthew Katzeff*

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* Also a director